Paul C. Hughes
Vice President and General Counsel
CapLease, Inc.
1065 Avenue of the Americas
19th Floor
New York, New York 10018
t: (212) 217-6360 f: (212) 217-6301
email: phughes@caplease.com

October 9, 2009

VIA ELECTRONIC TRANSMISSION (EDGAR)

Sonia Barros
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:         CapLease, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 6, 2009
Schedule 14A filed April 17, 2009
File No. 1-32039

Dear Ms. Barros:

I am in receipt of the Division of Corporation Finance’s comment letter dated September 30, 2009 with respect to the above filings.  Set forth below are CapLease, Inc.’s (“CapLease”) responses to your comments.  For ease of reference, I have reproduced each comment before CapLease’s response.

Form 10-K filed March 6, 2009

Our Portfolio, page 3

1.
We note the bullet point on page 3 that the weighted average remaining lease term is approximately 8 years.  On page 2 you disclose such average as 10 years.  Please tell us the reason for the discrepancy.

Response:

These numbers are not inconsistent as they measure different things.  The number on page 2 (10 years) is the remaining lease term across all of our portfolio assets, including our owned properties, loan investments and securities.  The number on page 3 (8 years) is the remaining lease term on just our owned properties.

2.
We note the lease expiration table on page 5.  In future filings, please provide similar disclosure for a 10-year period and also disclose the gross annual rent and percentage of gross annual rent represented by expiring leases.

Response:

We have attached as Exhibit A to this response letter a form of lease expiration table in the format you described.  We intend to include this table in our future Form 10-K filings in place of the lease expiration table we have provided in the past.

3.
From footnotes 9 through 12, we note that the properties where you hold an estate for years represent approximately 18% of your estimated rent for 2009 and 20% of your owned property investments.  Please tell us how you will own the improvements on the land after the expiration of the noted leasehold estate.  Also, please tell us if your interest in those properties are alienable and how the fair market value will be determined if you exercise your purchase options.  Provide a similar alienability discussion about your ground leases disclosed in footnotes 6 and 7.  Provide similar clarification in your future filings.

Response:

After the expiration of the noted leasehold estate, our interest in the properties will revert to the land owner unless we purchase the land or extend the leasehold estate. With respect to the properties where our interest includes an estate for years (footnotes 9 through 12), we have an option to purchase the land for fair market value at the expiration of the estate for years and on the last day of the primary term and each renewal term of the ground lease. If we exercise the purchase option, the fair market value will be agreed to by us and the seller or if the parties cannot agree determined through an appraisal process.

We can transfer our interest in these properties at any time.

We will clarify our future filings to disclose that our interest in these properties will revert to the land owner at the expiration of the noted leasehold estate unless we are able to purchase the land or extend the leasehold estate.

4.	Please tell us your occupancy rates and average annual rent per square foot for each of the last three years on a portfolio basis. Confirm that you will provide similar disclosure in future filings.

Response:

Here is the information you requested in tabular format. We will include a table with similar information in future filings.

	2008	2007	2006
Occupancy rate	99.8%	99.9%	99.8%
Average annual rent per square foot	$12.56	$12.06	$14.70

5.	Please tell us the weighted average life of your CMBS and other real estate securities. Confirm that you will provide similar disclosure in future filings.

Response:

The weighted average life of our CMBS and other real estate securities as of June 30, 2009, was 8.34 years.  We will add this disclosure to future filings.

Risk Factors, page 14

6.
Please provide a risk factor that addresses the possibility that you may have REIT taxable income in excess of income from operating activities, which would require you to fund distributions from other sources in order to maintain your qualification as a REIT.  Describe all other possible sources of funds for distributions, such as proceeds from the sale of assets or borrowings.  Discuss the risks associated with using funds other than income from operations to fund your distribution payments.  Provide this disclosure in future filings and include draft disclosure with your response letter.

Response:

Here is draft risk factor disclosure which we intend to include in future filings.

REIT distribution requirements could adversely affect our ability to execute our business plan and may require us to incur debt or sell assets to make such distributions.

To maintain our status as a REIT, we must distribute annually at least 90% of our taxable income.  To the extent we satisfy this requirement but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax and may be subject to a 4% nondeductible excise tax on our undistributed taxable income.  We generally intend to distribute each year all or substantially all of our taxable income so as to comply with the REIT requirements and to avoid federal income tax and nondeductible excise tax.

From time to time, we may generate less cash flow than taxable income, for example, if we are required to use cash income we receive from our assets to make principal payments on our indebtedness or due to timing differences in when we record income for tax purposes.

As a result of the foregoing, we may be required to take one or more of the following steps in order to comply with the REIT distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax:

•	sell assets in adverse market conditions;

•	borrow on unfavorable terms;

•	distribute amounts that would otherwise be invested in future investments, capital expenditures or repayment of debt;

•	distribute shares of our common stock rather than cash; or

•	utilize cash on hand to fund distributions.

Thus, compliance with the REIT distribution requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

MD&A

Liquidity and Capital Resources, page 45

7.
We note that you experienced a net loss for the last two fiscal years.  Please tell us the source of funds used to make your dividend payments in 2008.  To the extent that you do not use cash from operations to fund your dividend payments, please also disclose the requested source in future filings.

Response:

Dividends were funded from cash flows during 2008.  As disclosed on the Statement of Cash Flows, CapLease, Inc. generated $64.4 million of net cash from operating activities during 2008 compared to dividends paid of $39.3 million.

We also note that a significant component of our net loss comes from non-cash depreciation expense on our owned properties ($54 million in 2008 and $47.5 million in 2007).

In the future, if we fund our dividend other than from cash from operations we will disclose the source.

8.
We note the disclosure on page 49 indicating that you have $38.8 million and $290.8 million coming due within the next year and 2-3 years, respectively.  We also note your disclosure on page 34 of your Form 10-Q filed for the period ended June 30, 2009, that you estimate a need to generate $5 - $15 million of liquidity to extend the term loan with Wachovia.  Because the credit facility and term loan represent a significant portion of the obligations coming due within the next 3 years, please tell us how you will satisfy such obligations if you are unable to extend their maturities.  Please tell us how your financial condition and operating results could be materially adversely affected as referenced on page 34 of your Form 10-Q.  Confirm that you will provide similar disclosure in future filings.

Response:

The only debt that is scheduled to mature before 2012 is the Wachovia credit facility and a non-recourse mortgage loan on one of our owned properties.  The Wachovia credit facility is scheduled to mature in April 2010, but may be extended at our option until April 2011 if we reduce the borrowings to $135 million by April 2010.  The secured term loan in the table you referenced is with KBC Bank, is scheduled to mature in 2018, and the repayments on the secured term loan shown in the table will be funded entirely by principal payments on the assets securing the loan.  As a result, we do not expect we will need to generate any additional liquidity to fund the required principal payments to KBC Bank over the next few years.

We have now reduced the borrowings under the Wachovia credit facility to below $135 million and, therefore, expect to extend the maturity until April 2011.  We will, however, remain obligated to repay them about $115 million in April 2011 (based on our estimates of the principal amortization on the collateral assets through maturity).  We have begun and expect to continue to negotiate for a longer-term extension of the facility with Wachovia and a variety of other lenders.  We believe that a number of factors will put us in a strong position to secure longer-term financing, such as the high credit quality and amortizing nature of the assets, the relatively modest amount of debt involved and conservative advance rate (approximately 65%), and our long history as a creditworthy borrower in the commercial real estate lending markets, including our about 10 year history as a borrower of Wachovia and its predecessors.  However, there can be no assurance that we will be able to obtain a longer-term extension from Wachovia or another lender.

If we are unable to further extend the facility with Wachovia or with another lender, we will seek to repay the facility at maturity with (i) cash on hand, (ii) cash from asset sales, and (iii) cash from future debt or equity raises.  These actions, however, may not enable us to generate sufficient liquidity to repay our borrowings and therefore, without a longer-term extension we may be unable to repay the debt to Wachovia in full at maturity in April 2011.  Our failure to do so is a default and could materially adversely affect our financial condition and operating results in a variety of ways.  For example, Wachovia may foreclose on its collateral resulting in loss of some of our assets, Wachovia will have general recourse to our company in addition to recourse against the assets financed, and a default under the Wachovia facility could trigger a default and acceleration of certain of our other debt obligations, such as the convertible senior notes.

With respect to the mortgage that is due before 2012, it is a non-recourse mortgage loan on a property we own in Hartford, Connecticut and leased to Travelers Corporation through October 2011.  Assuming the tenant continues to pay rent (which we expect it will), the full amount of rent covers the full amount of debt service on the loan (i.e., net cash flow is zero), and we will not be required to generate any additional liquidity to service the debt until an $18.9 million payment due at maturity in October 2011.  We have and will continue to explore a number of alternatives for this property, including refinancing the debt, utilizing cash on hand and other sources of liquidity to repay the debt in full or at a discount, extending the lease or re-tenanting the property, and selling the property.  If we are unsuccessful in our efforts, we could deed the property back to the lender to satisfy in full our obligations under the non-recourse debt.  If we were to deed the property back to the lender at the maturity date of the debt, we would expect to have a net gain on the transfer of the property and extinguishment of the debt, since the carry value of the debt will exceed that of the property on that date.

We will add disclosure to our future filings describing how we intend to repay the Wachovia facility if we are unable to extend its maturity and how our company could be materially adversely affected by a failure to repay the Wachovia credit facility at maturity.

Note 5 – Loans Held for Investment, page 70

9.
We note that as of December 31, 2008 all of your loans receivable are classified as held for investment.  We also note that during the quarter ended March 31, 2009 you entered into an agreement to sell a majority participation interest in one of these loans for a loss.  As such you reclassified the loan as "held for sale" on the Consolidated Balance Sheet at March 31, 2009, and reported the loan at the lower of cost or market value, resulting in an impairment loss of $4,397 on this loan in the quarter ended March 31, 2009.  Please tell us how you determined that only this loan should be reclassified as held for sale.  Furthermore, please tell us how you determined that you have the intent and ability to hold the remaining loans receivable until recovery or maturity.  Please tell us how you considered your current financial condition and liquidity demands, your current business plan, the current economic environment and related market conditions, and your past practices when determining whether or not you have the intent and ability to hold these loans until recovery or maturity.  For reference, please see SFAS 65 and SOP 01-6.

Response:

Our loan investments are primarily long-term loans secured by a first mortgage and an assignment of a long-term lease with a single high credit quality tenant (average credit rating of BBB+).  The vast majority of the loans we own are financed in turn with long-term fixed rate debt with a term that closely matches the term of the asset.  As disclosed in footnote 2 to our consolidated financial statements, our strategy is to “hold the loans for the foreseeable future or until maturity.”  In doing so, we expect to earn the spread measured by the difference between the yield generated by the asset and its cost of financing.  Given the long-term nature of the asset and its financing along with the high credit quality of the cash flows, we have both the intent and ability to hold our assets for the foreseeable future or until maturity.  In fact, prior to the sale we closed earlier this year, we had not sold any of our loan investments since our initial public offering in March 2004.

As of June 30, 2009, we had four loan assets  financed on our Wachovia credit facility and which, therefore, were not matched in terms of duration with fixed rate debt.  The loan asset we sold earlier this year was also financed on this facility.  For loans financed on this facility, we have determined through June 30 and with the exception of the one asset we sold that we continue to have the intent and ability to hold them for the foreseeable future or until maturity.  In making that determination, we consider in light of market conditions whether we expect to hold the loans for the long-term, either with existing or longer-term financing in place or unencumbered by debt, or sell the loans in order to facilitate a repayment of the related debt.  In measuring our ability to hold the loans unencumbered, we consider our financial condition and expected sources and uses of liquidity, such as access to capital markets under current conditions.

While as stated our strategy is to hold our loan assets for the foreseeable future or until maturity, we also may from time to time sell a loan asset on an opportunistic basis, such as to take advantage of attractive pricing, reduce debt or increase liquidity.  For example, we determined to sell a majority participation in the loan you referenced when we secured an attractive price that also enabled us to reduce short-term, recourse debt.  Since market conditions had caused sales activity to decline dramatically and our ability to complete such a sale was highly uncertain, we did not reclassify this asset to held for sale until we had entered into an agreement to sell it.

Note 6 – Commercial Mortgage Backed Securities and Structuring Fees Receivable, page 72

10.
We note that you had approximately $65.6 million of gross unrecognized losses as of December 31, 2008 related to your securities.  We also note that these gross unrecognized losses increased in 2009 to approximately $73.7 million as of March 31, 2009 and that the securities related to $55 million of these losses have been in an unrealized loss position for more than twelve months (increasing to $69.2 million at March 31, 2009).  You disclose that these losses are primarily the result of market interest rate changes and that you consider the underlying credits to be financially sound.  However, we note that the S&P Equivalent Ratings for many of these securities are below BBB as of December 31, 2008 and that the ratings for some of these securities disclosed in your Form 10-Q for the quarter ended March 31, 2009 are lower than the ratings for these securities that were disclosed in your 2008 Form 10-K.  Please tell us if these securities were downgraded and if there have been any more downgrades since March 31, 2009.  We note that any rating agency downgrade may represent the market's views that the security is impaired due to credit issues, which may impact your ability to assert that the decline in fair value is temporary and that you could hold the security until recovery or maturity.

Response:

Here are the securities that have experienced rating agency downgrades since December 31, 2008:

Security	Date of Rating Change	Initial Rating	Revised Rating	CapLease Impairment Loss (in thousands)		Unrealized Loss Position at 12/31/08 (in thousands)	Unrealized Loss Position at 3/31/09 (in thousands)
CALFS 1997-CTL2, Class D	1/27/09	BBB-	B-	$0		$2,676	$4,423
WBCMT 2006-C27, Class C	2/6/09	Aa3	Baa1	$0		$4,454	$7,800
BACM 2006-4, Class H	2/9/09	Baa1	Ba3	$0		$3,790	$6,116
BSCMS 1999 CLF1, Class E	8/14/09	CCC	D	$1,133	(1)	$91	$95

(1)      Includes $1,000 loss at December 31, 2008.

The WBCMT (Class C) and BACM (Class H) securities were also placed on negative watch by Standard & Poor’s on April 7, 2009.

As discussed in our response to comment 11, we evaluated the ratings decline for each of the CALFS, WBCMT and BACM securities in connection with our prior financial statement filings and determined that no other-than-temporary declines in fair value had occurred.  The ratings decline for the BSCMS security occurred during the third quarter and will be evaluated in connection with our Form 10-Q filing for the quarter ended September 30, 2009.

11.
Based on the factors described in SAB 5M, it appears that the losses discussed in the comment above may be other-than-temporary.  Please specifically tell us how you considered the length of the time, the related credit ratings, and the extent to which the market value of these securities has been less than cost when you determined that these losses should not be realized.  In light of the continuing market decline, please tell us how you determined that you have the ability and intent to hold these securities until maturity.

Response:

In thinking about our impairment determinations, it is important to keep in mind that with respect to a significant portion of the securities we own, we originated most of the loan assets in the underlying pool and, therefore, we are very familiar with the collateral.  A significant portion of our securities portfolio comprises classes of net lease loan securitizations, or pools where the underlying assets are made up of fully amortizing loans secured by a first mortgage and an assignment of a long-term lease with a single high credit quality tenant.  We originated and underwrote most of those loans and then securitized them as part of our gain on sale lending business before we became a public company.

We also believe we have an extraordinary track record of originating net lease loans that will continue to perform over time.  Since 1996, we have originated and underwritten about $2.7 billion in net lease loan transactions, involving more than 450 different transactions with almost 100 different tenants.  During this almost 15-year period, we have experienced a total of 13 loan defaults and foreclosures, with total losses to date after recovery on the related collateral of $7.9 million.

We perform a potential impairment analysis for our securities investments at each quarter end.  In evaluating whether any decline in value of our investment below cost is other-than-temporary, we look at a number of factors such as:

•	the length of time and the extent to which the value of the security has been below our cost;

•	current expectations about projected cash flows from the assets in the pool;

•	current market conditions;

•	the credit rating of the security and any recent changes in ratings;

•	the credit quality of the underlying tenants and the likelihood and expected timing of any default;

•	underlying collateral values, including projected stressed values under current market conditions and projected recoveries against the lease in a bankruptcy;

•	subordination levels and any credit support within the securitization pool; and

•	our intent and ability to hold the security until a recovery in value.

Like our loan investments, our strategy with respect to our securities is to match the asset with long-term fixed rate debt with a term that closely matches the term of the asset.  The vast majority of our securities are financed with long-term fixed rate non-callable debt and declines in value do not impact the advance levels on our borrowings.  Therefore, we have the intent and ability to hold the securities until maturity.

As noted above, we do look at the length of time and extent to which the value of the security has been below cost and any credit ratings downgrades, but we also weigh these factors against other factors such as current market conditions, expectations about projected cash flows and collateral recovery values and subordination levels.  For example, while three of our securities investments were downgraded during the first six months of 2009, we determined after further analysis including an estimate of expected losses on the assets within the pools that the projected losses would not result in any losses on our securities.  Therefore, we have not taken any impairment charges on these investments through June 30, 2009.  We will continue to monitor these securities and our remaining securities portfolio in future quarters.

12.
Please additionally tell us the geographic breakout of the underlying commercial real estate.  In future filings, please additionally expand your disclosure to include a discussion of the significance of the geographic distribution of the collateral and how the "global credit crisis" and worsening market conditions, particularly within the real estate industry, may affect these assets underlying your real estate securities.

Response:

We have attached as Exhibit B to this response letter our estimate of the geographic breakout of the assets underlying our securities investments.  To the extend material, we will include additional disclosure in future filings with respect to how geographic concentrations and market conditions may affect the performance of the assets underlying our real estate securities.

Supplementally, we advise you that a significant portion of our securities portfolio comprises investments in classes of net lease loan securitizations, or pools where the underlying assets are made up of fully amortizing loans secured by a first mortgage and an assignment of a long-term lease with a single high credit quality tenant.  The underwriting of net lease loans places greater emphasis on the financial strength of the tenant and the quality of the lease, as those factors generally will determine whether all debt service on the loan is paid, and less emphasis on property location since as long as the tenant remains in place, the loan will continue to perform and the lender will have received a return of its entire investment at maturity.

Note 7 – Fair Value, page 74

13.
In future filings, please expand your disclosure to include specific discussion of the internal model(s) you use for Level 3 assets, including the significant inputs.  Please discuss how your assumptions were developed and how and why assumptions changed from period to period.  In future filings also disclose the key drivers of value for each significant Level 3 asset and liability and discuss whether each input is observable or unobservable.

Response:

We will update our disclosures in future filings to include a discussion of the matters you reference.

Schedule 14A filed April 17, 2009

Compensation of Directors, page 12

14.
In future filings, please disclose by footnote the aggregate number of unvested stock awards outstanding at fiscal year end for each director.  See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K and Compliance and Disclosure Interpretation 127.04.

Response:

We will include the footnote disclosure you referenced in future proxy statement filings.

Objective and Subjective Performance Factors, page 16

15.
From the first bullet point, we note that the committee analyzed your total shareholder return with that of a peer group.  Please tell us if there is a specific comparison level within the peer group the committee focuses on.  Confirm that you will provide similar disclosure in future filings.

Response:

The compensation committee compares CapLease’s total shareholder return with that of (i) each company in the peer group and (ii) various peer group averages (such as simple and weighted averages and averages of the equity REIT peers and mortgage REIT peers).  We will provide similar disclosure in future proxy statement filings.

16.
Please tell us the actual and budgeted amounts for the leveraged return on equity and FFO that were used as part of the committee's determinations.  Similar disclosure should be provided in future filings.

Response:

The actual and budgeted amounts for leveraged returns on equity used as part of the compensation committee’s determinations were 14.0% and 13.8%, respectively.  The actual and budgeted amounts for FFO used as part of the compensation committee’s determinations were $50.5 million and $49.6 million, respectively.  We will provide similar disclosure in future proxy statement filings.

17.
Please tell us how the committee determined the amount of compensation awarded to each executive officer.  The discussion should address how the committee accounted for each named executive officer’s individual performance and/or or individual contribution.  See Item 402(b)(2)(vii).  Confirm that you will provide similar disclosure in future filings.

Response:

During the year, the committee and the Board in executive session discuss both formally and informally executive officer performance.  The committee also obtains feedback from the chairman and chief executive officer with respect to the performance of the other executive officers.  The chairman and chief executive officer also typically prepares an annual self-evaluation for the committee’s review.

Following the end of the fiscal year, the chairman of the board and chief executive officer prepares a comprehensive memorandum summarizing the year and attaching his recommendations along with the most recent executive pay study and a variety of other materials for review by the committee.  The committee members then review the materials individually and as a group and hold a series of formal and informal meetings to discuss executive performance and compensation.  Once it completes its review and deliberations, the committee makes compensation determinations in its business judgment.

We will provide similar disclosure in future proxy statement filings.

*  *  *  *

On behalf of CapLease, I hereby acknowledge that:

•	CapLease is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	CapLease may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions.

Sincerely,

/s/ Paul C. Hughes

Paul C. Hughes

cc:         Duc Dang
  William Demarest
  Paul McDowell
  Shawn Seale

Exhibit A

Property Lease Expirations

As Of Date 6/30/2009

Year of Lease Expiration	Number of Expiring Leases (1)	Square Feet Subject to Expiring Lease	2008 Gross Annual Rent	Percent of Annual Rent (2)
2009	2 (3)	347,842	$9,450	7.3%
2010	6 (4)	444,025	6,690	5.2%
2011	1	130,000	6,044	4.7%
2012	16 (5)	2,745,009	22,340	17.2%
2013	14 (6)	320,491	5,720	4.4%
2014	1	88,420	744	0.6%
2015	5	598,039	7,862	6.1%
2016	8	1,127,586	13,159	10.1%
2017	13	1,242,727	15,545	12.0%
2018	2	112,089	1,668	1.3%
2019	2	189,993	5,423	4.2%
Thereafter	14	3,156,332	35,177	27.1%
____________________
(1)
On four of our owned properties, we have more than one tenant, including one owned property (United States Government (NIH)) where we also have multiple leases with the primary tenant expiring at different dates.

(2)	Represents lease expiration dates as a percentage of 2008 gross annual rent.
(3)	99% of the leases expiring in 2009 (by square footage) represent Factory Mutual Insurance Company property in Johnston, Rhode Island.
(4)	95% of the leases expiring in 2010 (by square footage) represent Qwest Corporation properties in Omaha, Nebraska.
(5)	100% of the leases expiring in 2012 (by square footage) represent three Nestle properties and US Government (NIH) property.
(6)	100% of the leases expiring in 2013 (by square footage) represent Choice property in Silver Spring, Maryland and Omnicom property in Irving, Texas.

Exhibit B

CapLease, Inc.
Securities Investments
Underlying Assets by State
Estimated As of June 30, 2009

State	($Thousands)	(%)

AL	1,184	0.65%
AK	49	0.03%
AZ	2,729	1.50%
AR	329	0.18%
CA	40,183	22.02%
CO	38,205	20.94%
CT	3,124	1.71%
DE	273	0.15%
D.C.	70	0.04%
FL	6,712	3.68%
GA	2,714	1.49%
HI	220	0.12%
IL	8,055	4.41%
IN	1,994	1.09%
IO	7	0.00%
KS	191	0.10%
KY	156	0.09%
LA	709	0.39%
ME	527	0.29%
MD	2,897	1.59%
MA	4,318	2.37%
MI	2,915	1.60%
MN	1,220	0.67%
MS	558	0.31%
MO	1,000	0.55%
MT	1	0.00%
NB	142	0.08%
NV	1,620	0.89%
NH	1,060	0.58%
NJ	5,150	2.82%
NM	295	0.16%
NY	8,715	4.78%
NC	3,647	2.00%
ND	8	0.00%
OH	3,158	1.73%
OK	579	0.32%
OR	801	0.44%
PA	5,797	3.18%
RI	507	0.28%
SC	6,679	3.66%
SD	6	0.00%
TN	1,575	0.86%
TX	8,776	4.81%
UT	1,247	0.68%
VT	854	0.47%
VA	4,898	2.68%
WA	1,590	0.87%
WV	160	0.09%
WI	828	0.45%
WY	1	0.00%
Multiple States	4,019	2.20%
Total Cost Basis	182,450	100.00%